ALPINE SUMMIT ENERGY PARTNERS ANNOUNCES
ANNUAL MEETING OF SHAREHOLDERS
AND CLOSING OF DP3 PUT RIGHT

Nashville, Tennessee and Vancouver, British Columbia - May 20, 2022 (Newsfile Corp.) - Alpine Summit Energy Partners, Inc. ("Alpine Summit" or the "Company") (TSXV: ALPS.U) (OTCQX: ASEPF) is pleased to announce the details of its upcoming Annual Meeting of Shareholders.

The Company will hold its Annual and Special Meeting of Shareholders (the "Meeting") on June 22, 2022 at 9:00 a.m. (Calgary time). Directly following the conclusion of the formal business of the Meeting, management will walk through an updated corporate presentation.

The Company encourages shareholders to vote by proxy in advance of the proxy voting deadline on June 20, 2022 and then access the Meeting via webinar. The webinar will be available at the following link: https://www.gowebcasting.com/11840.

Specific details of the matters proposed to be put before the Meeting are set forth in the management information circular dated May 9, 2022 (the "Information Circular") to be filed under Alpine Summit's profile on SEDAR at www.sedar.com. The Company is using notice-and-access to deliver the Information Circular and related documents (the "Meeting Materials") to shareholders. The Meeting Materials can be found on Alpine Summit's website at https://www.alpinesummitenergy.com/shareholder-meetings as well as under Alpine Summit's profile on SEDAR at www.sedar.com. Shareholders may request a paper copy of the Meeting Materials as indicated in the Information Circular and in the notification regarding the Company's use of notice-and-access, which will be mailed to shareholders. Shareholders are reminded to review the Material Materials before voting.

Alpine Summit is also pleased to confirm that the previously announced exercise by 12 partners of the put right provided by the third development partnership has been completed. Following receipt of approval from the TSX Venture Exchange, 894,929 Class B non-voting units of HB2 Origination, LLC (which are exchangeable on a one-for-one basis for Subordinate Voting Shares of the Company) were issued to these partners on May 19, 2022, at a deemed value of US$5.70 per unit.

About Alpine Summit Energy Partners, Inc.

Alpine Summit is a U.S. based company that operates and develops oil and gas assets. For additional information on the Company, please visit www.alpinesummitenergy.com.

Further Information

For further information, please contact:

Chris Nilan, Senior Managing Director

Phone: 615.475.8320

Email: ir@alpsummit.com

Darren Moulds, Chief Financial Officer

Phone:  403.390.9260

Email: dmoulds@alpsummit.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information and Statements

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Alpine Summit's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Alpine Summit's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or the negative or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information and statements contained herein may include, but are not limited to, statements regarding holding the Meeting and the presentation by management after the formal business of the Meeting.

By identifying such information and statements in this manner, Alpine Summit is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Alpine Summit to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this news release, Alpine Summit has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the impact of the potential listing on NASDAQ on relationships, including with regulatory bodies, employees, suppliers, contractors and competitors; , as well as the potential for Alpine Summit to fail to either meet the NASDAQ listing standards or ultimately be approved for listing by the NASDAQ; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Alpine Summit believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this news release are made as of the date of this news release, and Alpine Summit does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.